October 24, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Jordan Nimitz
Margaret Schwartz

Re:	ASP Isotopes Inc.
Registration Statement on Form S-1
File No. 333-267392

Ladies and Gentlemen:

ASP Isotopes Inc. (the “Company”) hereby requests to withdraw the request for acceleration of effectiveness of the above-referenced registration statement to Monday, October 24, 2022 at 4:00 p.m. which was delivered to you on October 21, 2022.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please call Donald Ainscow at (858) 677-1470.

Very truly yours,

ASP Isotopes Inc.

By:	/s/ Paul Mann
Name:	Paul Mann
Title:	Chief Executive Officer